KELSO TECHNOLOGIES INC.

7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
JUNE 4, 2014

AND

INFORMATION CIRCULAR

May 6, 2014

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisors.

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of Kelso Technologies Inc. (the “Company” or “Kelso”) will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada V6C 2W6 on Wednesday June 4, 2014, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2013, and the accompanying report of the auditor;

2.

to appoint Smythe Ratcliffe LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2014 and to authorize the directors of the Company to fix their remuneration;

3.	to set the number of directors of the Company for the ensuing year at five persons;

4.

to elect William Troy, Neil Gambow, James R. Bond, Peter Hughes and Anthony Andrukaitis as directors of the Company to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

5.

to consider and, if thought fit, to approve an ordinary resolution to adopt the Company’s proposed 2014 Stock Option Plan, as described in the Information Circular, a copy of which is attached as Schedule “B” to the Information Circular;

6.	to consider and, if thought fit, to approve an ordinary resolution to amend and reconfirm the Company’s Shareholder Rights Plan, as described in the Information Circular; and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors (the “Board”) has fixed May 1, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, as of the 6th day of May, 2014.

By Order of the Board of

KELSO TECHNOLOGIES INC.

“James R. Bond”
James R. Bond
President, Chief Executive Officer and Director

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

INFORMATION CIRCULAR

May 6, 2014

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special Meeting (the “Notice”) and is furnished to shareholders holding common shares in the capital of Kelso Technologies Inc. (the “Company” or “Kelso”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday June 4, 2014 at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is May 6, 2014. Unless otherwise stated, all amounts herein are in United States Dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 1, 2014 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at their offices located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the commencement of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its common shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, or the approval of the Company’s stock option plan, as such persons are eligible to participate in the stock option plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares (the “Common Shares”) without par value, an unlimited number of Class “A” preference shares (the “Preference Shares”) without par value, of which 5,000,000 are designated Class “A” convertible voting preference, series 1 shares (the “Convertible Shares”) without par value.

As of the Record Date, determined by the Board to be the close of business on May 1, 2014, a total of 43,807,826 Common Shares were issued and outstanding. There were no Preference Shares or Convertible Shares issued and outstanding as at the Record Date.

Each Common Share carries the right to one vote at the Meeting. The Preference Shares and the Convertible Shares are subject to the special rights and restrictions set out in the Company’s Articles. The Preference Shares do not carry the right to vote. Holders of Convertible Shares are entitled to receive notice and to attend all shareholder meetings of the Company and have the right to one vote at any meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
CDS & Co.(2)	38,173,695	87.14%

(1)	Based on 43,807,826 Common Shares issued and outstanding as of May 1, 2014, on an undiluted basis.

(2)	Management of the Company is unaware of the beneficial shareholders of the Common Shares registered in the name of CDS & Co (NCI).

RECEIPT OF FINANCIAL STATEMENTS

The directors will place before the Meeting the audited consolidated financial statements for the financial year ended December 31, 2013 together with the auditor’s report thereon.

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to vote for the appointment of Smythe Ratcliffe LLP, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2014, at a remuneration to be fixed by the Company’s Board. Smythe Ratcliffe LLP was first appointed as the auditor of the Company by the Company’s Board on November 16, 2009.

Management recommends that shareholders vote in favour of the appointment of Smythe Ratcliffe LLP, Chartered Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2014 at remuneration to be fixed by the Company’s Board.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company (the “Articles”) or with the provisions of applicable corporate legislation. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at five. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at five.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Present Principal Occupation, Business or Employment of each Director and Proposed Director	Periods during which Nominee has Served as a Director	Number of Voting Securities of the Company Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
James R. Bond(2) British Columbia, Canada President, CEO and Director

President and CEO of the Company from April 2010 to Present; President of Bondwest Enterprises Inc., a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.

		April 7, 2010	1,042,500 Common Shares(3)
Neil Gambow Illinois, USA Director

CEO of Kelso Innovative Solutions Inc. (engineering industrial designs and distribution plans for patented Kelso Klincher™) from June 21, 2012 to present; President and CEO, Kelso Technologies (USA) Inc. (sales and marketing of pressure relief valves and manways) from November 2007 to present and, President, Nexnine LLC a consultancy business since November 2006.

		December 28, 2009	416,169 Common Shares(4)

Name, Province, Country of Residence and Position(s) with the Company	Present Principal Occupation, Business or Employment of each Director and Proposed Director	Periods during which Nominee has Served as a Director	Number of Voting Securities of the Company Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
Peter Hughes(2) British Columbia, Canada Director

Self-employed businessman; President, CEO, Secretary and a director of Broome Capital Inc., a capital pool company listed on the TSX Venture Exchange from March 2012 to present, President, CEO and a director of BHK Capital Inc., a capital pool company listed on the TSX Venture Exchange from December 2012 to present, director of Naturally Splendid Enterprises Ltd., a health food company listed on the TSX Venture Exchange, from December 2010 to present, and director and CEO of Gourmet Ocean Products Inc., an aquaculture company listed on the TSX Venture Exchange since February 2014.

		October 4, 2010	Nil(5)
Anthony Andrukaitis Texas, USA Director

Independent Business Consultant; Chief Operations Officer of Trinity Industries, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009.

		August 24, 2011	160,000 Common Shares(6)
William Troy(2) Washington, USA Director	Businessman	November 21, 2005	1,017,831 Common Shares(7)

(1)	Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 1, 2014, based upon information furnished to the Company by the individual directors.

(2)	Member of the Audit Committee.

(3)

Mr. Bond holds 267,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 150,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 500,000 stock options exercisable into Common Shares that are not included in the total.

(4)	Mr.Gambow also holds 300,000 stock options exercisable into Common Shares that are not included in the total.

(5)	Mr. Hughes holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(6)	Mr. Andrukaitis holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(7)	Mr. Troy also holds 200,000 stock options exercisable into Common Shares that are not included in the total.

The term of office of those nominees set out above, who are presently directors, will expire as of the date of the Meeting. All of the directors who are elected at the Meeting will have their term of office expire at the next annual general meeting or at such time when their successors are duly elected or appointed in accordance with the Articles, or with the provisions of applicable corporate legislation or until such director’s earlier death, resignation or removal.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Orders

No proposed director of the Company is, as at the date of the information circular, or has been, within 10 years before the date of the information circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means:

(a)	a cease trade order;

(b)	an order similar to access trade order; or

(c)	an order that denied the relevant company access to any exemption and securities legislation, that was in effect for a period of more than 30 consecutive days.

Bankruptcies

No proposed director of the Company is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by individual directors and officers of the Company.

Penalties or Sanctions

No proposed director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security-holder in deciding whether to vote for a proposed director.

The above information was provided by individual directors of the Company.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program. The Board as a whole meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interest of shareholders; and (c) to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is an early stage company with a limited history of earnings.

The Board, as a whole, ensures that total compensation paid to all NEOs is fair and reasonable in reliance on the experience of its members.

As an early-stage company, Kelso does not provide a benefits package. In 2013 each NEO compensation package consisted of a base salary, incentive stock options, and a bonus plan of 3.33% of the net profit (after adjustments for non-cash items excluding amortization) of the Company. At this time, the Board has not established any benchmark or performance goals that the NEOs much achieve in order to maintain their respective positions as NEOs with the Company.

Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each named executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan.

As an additional incentive, each of the three named executive officers of the Company were eligible to receive a bonus of 3.33% of the net profits (after adjustments for non-cash items excluding amortization) of the Company, if any.

In making compensation decisions, the Board strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Board based on the level of responsibility and experience of the individual, the relative importance of the position to the Company, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their employment with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Company and the position of a participant.

Performance Graph

Employment Agreements

The Company entered into an employment agreement with James R. Bond effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $15,000 per month for the term of the agreement. Mr. Bond is eligible to receive a bonus of 3.33% of the net profits (after adjustments for non-cash items excluding amortization) of the Company, if any.

The Company entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $15,000 for the term of the agreement. Mr. Lee is eligible to receive a bonus of 3.33% of the net profits (after adjustments for non-cash items excluding amortization) of the Company, if any.

The Company entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso Technologies (U.S.A.) Inc. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $15,000 per month for the term of the agreement. Mr. Gambow is eligible to receive a bonus of 3.33% of the net profits (after adjustments for non-cash items excluding amortization) of the Company, if any.

Option Based Awards

The Company has no long term incentive plans other than its current 10% rolling stock option plan (the “Current Plan”) which was last adopted by shareholders on June 5, 2013. The Company’s directors, officers, consultants and employees are entitled to participate in the Current Plan. The Current Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Current Plan aligns the interests of the NEO and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Options are granted by the Board. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs and the Board. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. In addition to determining the number of options to be granted, the Board also makes the following determinations:

•	parties who are entitled to participate in the Current Plan, subject to TSX Venture Exchange (the “TSXV”) policies; and

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than prescribed discount permitted by the Exchange from the:

	o	market price on the date of grant,

	o	date on which each option is granted,

	o	vesting period, if any, for each stock option,

	o	other material terms and conditions of each stock option grant, and

	o	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Current Plan. The Board reviews and approves grants of options on an annual basis and periodically during a financial year. Refer to the sections titled “Statement of Executive Compensation – Incentive Plan Awards” and “Particulars of Matters to be Acted Upon – Approval of 2014 Option Plan” for additional information on the Company’s plan based awards.

Pursuant to the Current Plan, the Board grants options to directors, officers, consultants and employees as incentives. The level of stock options awarded to a Named Executive Officer is determined by his position and his potential future contributions to the Company. The exercise price of stock options is determined by the Board but shall in no event be less than the trading price of the common shares of the Company on the Exchange at the time of the grant of the option (less the maximum discount prescribed by the Exchange).

Risk Management Disclosure

The Company’s compensation policies and practices are designed to provide certain executive officers incentives for the achievement of both short-term and long-term objectives without motivating them to take unnecessary or excessive risk. As part of this review, the Board noted the following factors which discourage the Company’s executive officers from taking unnecessary or excessive risks:

  as a junior industrial technology issuer with employment agreements with James R. Bond, Richard Lee and Neil Gambow there is limited opportunity for the small management team to undertake unnecessary or excessive risk to maximize compensation at the expense of the Company;

  all of the directors are regularly apprised of the Company’s financial position throughout the year;

  executive compensation or salary for James R. Bond, Richard Lee and Neil Gambow is a set amount per agreement, with a prescribed bonus formula which is tied to the overall results of the Company and not to the results of any one product;

  with respect to James R. Bond, Richard Lee and Neil Gambow receiving salaries, options and bonuses, there is an effective balance between cash and equity, near term and long term focus, corporate and individual performance, and financial and non-financial performance; and

  incentive plan awards granted are not awarded upon the accomplishment of a task.

Based on this review, the Board believes that the compensation policies and practices do not encourage executive officers to take unnecessary or excessive risk.

Under the Company’s compensation policies and practices, NEOs and directors are not prevented from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

The Company does not currently have a formal Compensation Committee although Director and Named Executive Officer compensation is determined by the Board as a whole. Performance goals are based on objective identifiable financial measures.

Summary Compensation Table

During the year ended December 31, 2013, the Company had three NEOs. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiary for the last three financial years.

Particulars of compensation paid to each NEO in the most recently completed financial year is set out in the summary compensation table below:

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compensat ion
					Annual Incentive Plans	Long-term Incentive Plans
James R. Bond President & CEO(2)	2013 12-2012(1) 08-2012 2011	$179,986 $50,000 $142,500 $85,000	N/A N/A N/A N/A	$85,000 N/A $18,000 $58,000	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$89,811(5) N/A N/A N/A	$354,797 $50,000 $160,500 $143,000

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compensat ion
					Annual Incentive Plans	Long-term Incentive Plans
Richard Lee CFO(3)	2013 12-2012(1) 08-2012 2011	$179.986 $50,000 $142,500 $85,000	N/A N/A N/A N/A	$85,000 N/A $18,000 $58,000	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$89,811(6) N/A N/A N/A	$354,797 $50,000 $160,500 $143,000
Neil Gambow(4)	2013 12-2012(1) 08-2012 2011	$179,986 $50,000 $142,500 $85,000	N/A N/A N/A N/A	$170,000 $36,000 N/A $58,000	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$89,811(7) N/A N/A N/A	$439,797 $86,000 $142,500 $143,000

(1)	Effective December 31, 2012, the Company changed its financial year-end from August 31st, to December 31st.

(2)

Stock option calculations are based on a grant of 300,000 options at CAD$0.24 exercisable until June 2, 2015, 100,000 options at CAD$0.58 exercisable until July 22, 2016 and 100,000 options at $1.45 until March 31, 2017.

(3)

Stock option calculations are based on a grant of 300,000 options at CAD$0.24 exercisable until June 2, 2015, 100,000 options at CAD$0.58 exercisable until July 22, 2016 and 100,000 options at $1.45 until March 31, 2017.

(4)

Neil Gambow receives no additional compensation as a director, he receives compensation as a NEO of the Company’s wholly owned subsidiaries. He is President and CEO of Kelso Technologies (U.S.A.) Inc. and CEO of Kelso Innovative Solutions Inc. Mr. Gambow’s stock option calculations are based on a grant of 300,000 options at CAD$0.24 exercisable until October 4, 2015, 100,000 options at CAD$0.58 exercisable until July 22, 2016 and 200,000 options at $1.45 until March 31, 2017.

(5)	Mr. Bond received a cash bonus of $89,811. See “Compensation Discussion and Analysis” regarding calculation of bonuses.

(6)	Mr. Lee received a cash bonus of $89,811. See “Compensation Discussion and Analysis” regarding calculation of bonuses.

(7)	Mr. Gambow received a cash bonus of $89,811. See “Compensation Discussion and Analysis” regarding calculation of bonuses.

Narrative

There were 870,000 stock options granted under the Current Plan during the year ended December 31, 2013, of which 400,000 stock options were granted to NEOs. There was no re-pricing of stock options under the stock option plan or otherwise during the year month ended December 31, 2013.

The fair value of the stock options for the year ended December 31, 2013 was determined using the Black-Scholes model with the following assumptions: risk-free interest rate (average) – 1.62%; estimated volatility (average) – 88%; expected life in years – 3.65%; expected dividend yield – 0.00%; estimated forfeitures – 0.00%; and grant date fair value per option - $0.85. A detailed analysis of stock option valuation via the Black-Scholes model is included in audited financial statements and corresponding Management Discussion & Analysis for the year ended December 31, 2013.

The Company paid each NEO an annual salary in the amounts set out in the above Summary Compensation Table, and paid a bonus to each NEO in the amount set out in the above Summary Compensation Table. Bonuses were payable at a rate of 3.33% of the net profit (after adjustments for non-cash items excluding amortization) of the Company for the year ended December 31, 2013 pursuant to their employment agreements. See “Executive Compensation – Compensation Discussion and Analysis – Employment Agreements” above.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Subsequent to the year ended December 31, 2013, the Company declared an annual dividend of $0.01 per Common Share outstanding as of April 15, 2014. The NEOs were paid this dividend on Common Shares held by them on the record date, but were not given any preferential dividend rates compared to other shareholders.

For compensation related to previous years, please refer to the Company’s Management Information Circulars and its other public disclosure available at www.sedar.com.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the share-based awards or option-based awards for each of the NEOs outstanding as at the year ended December 31, 2013.

Name	Option Based Awards				Share Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
James R. Bond	300,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$870,000 CAD$256,000 $189,000	N/A	N/A	N/A
Richard Lee	230,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$667,000 CAD$256,000 $189,000	N/A	N/A	N/A
Neil Gambow	100,000 200,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$256,000 $378,000	N/A	N/A	N/A

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2013 being CAD$3.14 and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2013 of USD 1.0636 [CAD 0.9402].

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each NEO during the year ended December 31, 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James R. Bond	85,000	N/A	89,811
Richard Lee	85,000	N/A	89,811
Neil Gambow	170,000	N/A	89,811

Narrative Discussion

There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s completed financial year ended December 31, 2013.

Refer to the section titled “Compensation Discussion and Analysis” and “Particulars of Matters to be Acted Upon – Approval of 2014 Stock Option Plan” for a description of all plan based awards and their significant terms.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

Other than as disclosed elsewhere in the Information Circular, the Company has no contract, agreement, plan or arrangement that provides for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEO’s responsibilities other than the standard three months’ notice as disclosed in the employment agreements. There are no severance or parachute clauses for change of control, other than the three month payment clause for termination in the employment agreements with each of Mr. Bond, Mr. Lee and Mr. Gambow.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEOs, for the year ended December 31, 2013:

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William Troy	N/A	N/A	85,000	N/A	N/A	N/A	85,000
Peter Hughes	N/A	N/A	127,500	N/A	N/A	N/A	127,500
Anthony Andrukaitis	N/A	N/A	42,500	N/A	N/A	N/A	42,500

Narrative Discussion

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Subsequent to the year ended December 31, 2013, the Company declared an annual dividend of $0.01 per Common Share outstanding as of April 15, 2014. The Directors were paid this dividend on Common Shares held by them on the record date, but were not given any preferential dividend rates compared to other shareholders.

Incentive Plan Awards for Directors

Outstanding share-based awards and option-based awards

The following table sets forth the share-based awards or option-based awards outstanding as at December 31, 2013.

Name	Option Based Awards				Share Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Troy	100,000 100,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$256,000 $189,000	N/A	N/A	N/A
Peter Hughes	50,000 150,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$128,000 $283,500	N/A	N/A	N/A
Anthony Andrukaitis	100,000 50,000 50,000	CAD$0.58 $0.65 $1.45	August 24, 2016 October 30, 2015 March 31, 2017	CAD$256,000 $134,500 $94,500	N/A	N/A	N/A

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2013 being $3.14 and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2013 of USD 1.0636 [CAD 0.9402].

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each director during the year ended December 31, 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Troy	85,000	N/A	N/A
Peter Hughes	127,500	N/A	N/A
Anthony Andrukaitis	42,500	N/A	N/A

Narrative Discussion

There were no re-pricing of stock options under the stock option plan or otherwise during the year ended December 31, 2013.

Refer to the section titled “Compensation Discussion and Analysis” and “Particulars of Matters to be Acted Upon – Approval of 2014 Stock Option Plan” for a description of all plan based awards and their significant terms.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to directors, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the director’s responsibilities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized as of the year ended December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by securityholders	2,838,571	$0.78	1,463,461
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,838,571	$0.78	1,463,461

(1)

The Current Plan was last approved by shareholders on June 5, 2013. As the Current Plan is a 10% rolling stock option plan, the Company is required to seek annual approval of its shareholders for the Plan pursuant to TSX Venture Exchange policies. The Company is seeking approval of the 2014 Plan (as hereinafter defined) at the Meeting. See “Particulars of Matters to Be Acted Upon – Approval of 2014 Stock Option Plan” for material terms of the 2014 Plan.

(2)

Based on 43,020,326 Common Shares issued and outstanding as of December 31, 2013. As the Plan is a 10% rolling stock option plan, options may be granted to acquire up to a maximum number of Common Shares equal to 10% of the issued and outstanding common shares as determined from time to time. As at the Record Date, 43,645,043 Common Shares were issued and outstanding, options to purchase 2,333,288 Common Shares were outstanding, and options to purchase 2,031,215 Common Shares were available for issuance under the Current Plan.

A copy of the Current Plan and proposed 2014 Plan (as hereinafter defined) are available for review at the office of the Company, or at Clark Wilson LLP, the registered offices of the Company, at Suite 800, 885 West Georgia Street, Vancouver, British Columbia V6C 3H1 during normal business hours up to and including the date of the Meeting. See “Particulars of Matters to Be Acted Upon – Approval of the 2014 Stock Option Plan” for material terms of the 2014 Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors’ or executive officers’ of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company or its subsidiary. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, if any.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described, no informed person of the Company, proposed director of the Company or any associate or affiliate of any informed person or proposed director of the Company has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, if any.

“Informed person” means

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution of it; and

(d)	the Company has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

No management functions of the Company were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Approval of 2014 Stock Option Plan

The Current Plan is a 10% rolling stock option plan which was adopted by the Board on May 6, 2013 and last approved by shareholders of the Company on June 5, 2013. The Current Plan provides incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of authorized but unissued Shares that may be issued upon the exercise options granted under the Current Plan at any time shall not exceed 10% of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. As at the date hereof, 2,333,288 options have been granted and are exercisable under the Current Plan, representing 5.3% of current issued and outstanding shares. 2,047,495 options are available to be issued under our Current Plan, representing 4.7% of current issued and outstanding shares.

On May 6, 2014, the Board resolved to recommend to the Shareholders the approval of a new 10% rolling stock option plan (the “2014 Plan”). The 2014 Plan is subject to the approval of the Shareholders and the TSXV and any other applicable stock exchanges in which the Shares may be listed from time to time as may be required from time to time by the terms of the 2014 Plan and the rules of such stock exchange. At the Meeting, Shareholders will be asked to ratify, confirm and approve the 2014 Plan. A copy of the 2014 Plan is attached to this Information Circular as Schedule “B”.

The 2014 Plan is a “rolling” stock option plan, whereby the aggregate number of shares reserved for issuance under the 2014 Plan, including any other plan or agreement of the Company (including the Current Plan), shall not exceed 10% of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. As of the date of this Information Circular, no options have been granted under the 2014 Plan. If the 2014 Plan is adopted at the Meeting, no further options will be granted under the Current Plan, however options granted under the Current Plan will be subject to the terms of the 2014 Plan.

The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan, a copy of which is attached as Schedule “B” to the Information Circular:

(a)

stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;

(b)	the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;

(c)	the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(d)

the number of Shares reserved for issuance to any one person pursuant to options granted under the 2014 Plan or otherwise, shall not exceed the maximum percentage of the issued and outstanding Shares at the time of granting of the options, if any, as may be prescribed by the policies of the Exchange (defined below);

(e)

the aggregate number of Shares which may be subject to issuance pursuant to options granted under 2014 Plan shall not exceed the equivalent of 10% of the issued and outstanding Shares of the Company at the time of grant;

(f)

the exercise price of an option granted under the 2014 Plan shall not be less than the Discounted Market Price if the Company’s shares are traded on the TSX Venture Exchange, and the Market Price, if the Company’s shares are traded on the TSX Exchange, provided that:

(i)

if options are granted within 90 days of a distribution by a prospectus, the minimum exercise price of those options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution,

(ii)	the 90 day period begins on the date a final receipt is issued for the prospectus,

(iii)	for unit offerings, the minimum option exercise price will be the ‘base’ (or imputed) price of the shares included in the unit, and

(iv)	for all other financings, the minimum exercise price will be the average price paid by the public investors;

(g)

if an optionee ceases to be a director, officer, consultant or employee for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option and all rights to purchase shares under such option shall cease and expire and be of no further force or effect. All options must terminate within three months of the date of such cessation;

(h)	the Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an option or the 2014 Plan which include, but are not limited to:

(i)	change the vesting provisions of an option or the 2014 Plan,

(ii)	change the termination provisions of an option or the 2014 Plan, provided there is no extension beyond the original expiry date,

(iii)	add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, or

(iv)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

Notwithstanding the foregoing, the approval of the shareholders of the Company shall be required for any of the following amendments to an option or the 2014 Plan:

(i)	the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(ii)	the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the 2014 Plan,

(iii)	any amendment which would permit options granted under the 2014 Plan to be transferable, other than for estate settlement purposes, or

(iv)	any amendment to the amendment provisions already voted upon by shareholders.

Subject to the above paragraph, with the consent of the affected optionees, the Board may amend or modify any outstanding option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

Any reductions in the exercise price or extension of the term of options granted to insiders will require approval of the shareholders of the Company excluding votes of securities held by the insiders benefiting from such amendment.

(i)	in accordance with the rules of the TSX Exchange, options shall not be granted under the 2014 Plan or securities be made issuable under any other share compensation arrangement which could result in:

(i)	the number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares at the time of such grant; and

(ii)

the number of common shares issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to insiders, exceeding 10% of the issued and outstanding shares.

(j)

shares will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the Exchange, if applicable;

(k)	every option granted under the 2014 Plan shall be evidenced by a written agreement between the Company and the optionee;

(l)	any consolidation or subdivision of Common Shares will be reflected in an adjustment to the Options; and

(m)	any reduction in exercise price of options granted to the Company's insiders will be subject to approval of disinterested shareholders of the Company.

The 2014 Plan is intended to provide the Company with the ability to issue options to provide the employees, officers, directors and service providers of the Company and its affiliates with long-term, equity based performance incentives, which are a key component of the Company’s compensation strategy. The Company believes that, in certain circumstances, it may be important to align the interests of management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This may be accomplished through the use of options whose value over time is dependent on the market value of the Shares.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the “2014 Plan Resolution”), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2014 Plan Resolution:

“RESOLVED, as an ordinary resolution, that:

1.

the Company’s 2014 Stock Option Plan (the “2014 Plan”) as set forth in the Information Circular dated May 6, 2014, including the reservation for issuance under the 2014 Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby ratified, confirmed and approved, subject to the acceptance of the 2014 Plan by the TSX Venture Exchange and any other stock exchanges on which the common shares of the Company may be listed from time to time as may be required (the “Exchange”);

2.

the board of directors be authorized in their absolute discretion to administer the 2014 Plan and amend or modify the 2014 Plan in accordance with its terms and conditions and with the policies of the Exchange;

3.

the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company; and

4.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2014 Plan required by the Exchange or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2014 Plan.”

This ordinary resolution must be approved by at least a majority of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such ordinary resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

Recommendation of the Board

The Board has reviewed and considered all material facts relating to the 2014 Plan which it has considered to be relevant to Shareholders. It is the unanimous recommendation of the Board that Shareholders vote for the adoption of the 2014 Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2014 Plan Resolution.

Management of the Company recommends that Shareholders vote in favour of the 2014 Plan Resolution.

2. Re-Approval of Shareholder Rights Plan

General

The shareholders of the Company will be asked at the Meeting to consider and, if deemed advisable, to re-approve the Company’s existing shareholder rights plan (the “Rights Plan”) between the Company and Computershare Trust Company of Canada (the “Rights Agent”) and dated effective February 3, 2011. The Rights Plan has a three year term and if re-approved at the Meeting, will expire at the close of the annual meeting of the Company in 2017, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. Re-Approval of the Rights Plan by shareholders is required by the Exchange and by the terms of the Rights Plan. Under the Rights Plan, share purchase rights (each, a “Right”), will be issued as of the close of business on the date the Plan is approved by the Board (the “Effective Date”) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding. Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the associated Shares. As such no certificates representing Rights will be issued. The Rights Plan will expire and all Rights will be terminated immediately after the Meeting if the Rights Plan is not ratified by the shareholders.

The full text of the Rights Plan , in its current form, is available on the Company’s SEDAR profile at www.sedar.com.

Purpose of the Rights Plan

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The Rights Plan provides management and the Board with more than the 35 day statutory minimum period under Canadian securities laws to review the terms of a take-over bid and solicit alternative offers. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of common shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined in the Rights Plan Agreement) or on terms approved by the Board. The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan. The Permitted Bid concept, which is found in most shareholder rights plans, ensures that senior management of the Company and the Board do not impair the rights of shareholders to obtain, review and accept or decline take-over bids. The Rights Plan is designed to afford the Board the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to consider alternatives to an unfair or inadequate proposal and, if it considers such action to be in the best interests of the Company, to commence an orderly auction of the shares or assets of the Company for the benefit of all shareholders.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the Board to make an offer on terms that the Board considers fair to all shareholders. In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the Board of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the Board, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders. Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable legislation to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

In considering whether to re-approve the Rights Plan, the Board was made aware that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult a merger, tender offer, assumption of control by the holders of a large block of the Company’s securities or the removal of incumbent management. The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the Board. The Board carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. The Rights Plan is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the Board that the Board considers are in the best interests of the Company and to protect the Company’s shareholders against being coerced into selling their Shares at less than fair value.

Background

The Rights Plan is not being proposed for re-approval by the Board or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the Rights Plan is intended to address the Board’s concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The Board is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the Board acting on behalf of all shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the Board, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares. Without anything else, public shareholders would likely feel compelled to tender to such a bid, even where the bid is considered by the Board to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares. The Board also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the Board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the Board considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In considering whether to re-approve the Rights Plan, the Board considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the common shares subject to the offer to acquire, together with shares already owned by the bidder and parties related to the bidder, an aggregate of 20% or more of the outstanding common shares.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan is available on the Company’s SEDAR profile at www.sedar.com.

Term

The Rights Plan will remain in effect until the earlier of the time at which the right to exercise the right shall terminate pursuant to Sections 5.1(c), 5.1(e) or 5.17 of the Rights Plan or the close of business on the date immediately following the date of the Company’s annual meeting of shareholders to be held in 2014, unless it is reconfirmed at the Meeting or it is otherwise terminated in accordance with its terms. Subject to shareholder approval by ordinary resolution, the Rights Plan may be renewed for successive periods of three years.

Rights Exercise Privilege

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Eight business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase shares at a 50% discount to the Market Price (as defined in the Rights Plan Agreement) of the Company’s common shares.

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Shares, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Shares;

(c)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 55% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(d)	shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior to the shares being taken up and paid for; and

(e)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take- over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduce its beneficial holdings to less than 20% of the outstanding Shares of the Company prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange. The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Company will not recognize any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation conferred on a shareholder is not a taxable benefit which must be included in computing income of the shareholder, and is not subject to non-resident withholding tax, if the right is conferred on all holders of common shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a Flip-in Event), and, consequently, whether or not the value of the Rights is a taxable benefit on issuance is not entirely free from doubt. However, if the Rights do not have any monetary value at the date of issue, no amount must be included in computing the income of a shareholder. The Company considers that the monetary value of the Rights at the time of issuance will be negligible, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

Shareholder Approval

The Company is seeking shareholder approval at the Meeting by way of ordinary resolution for the Rights Plan. The Company has determined that there are no grandfathered persons and, therefore, all shareholders are entitled to vote on the resolution approving the Rights Plan.

Recommendation of the Board

The Board has determined that the re-approval of the Rights Plan is in the best interests of the Company and the shareholders. The Board unanimously recommends that shareholders vote in favour of the resolution re-approving the Rights Plan.

The Company has been advised that the directors and senior officers of the Company intend to vote all shares held by them in favour of the resolution re-approving the Rights Plan.

Re-Approval of Shareholder Rights Plan

At the Meeting, the Shareholders will be asked to pass the following ordinary resolution to re-approve the Rights Plan:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Rights Plan, on the terms described in the accompanying Information Circular dated May 6, 2014 be and the same is hereby ratified, confirmed and approved until the close of business on the first Business Day (as defined in the Rights Plan) following the annual general meeting of the shareholders of the Company held in 2017, unless at such meeting shareholders have reconfirmed the Rights Plan for an additional period of time, and the Company is authorized to continue to issue Rights pursuant thereto;

2.

any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.

notwithstanding that this resolution has been passed by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors. ”

Unless specified in a proxy form that the Company’s common shares represented by the proxy shall be voted against the resolution in respect of the Rights Plan, it is the intention of the persons designated in the enclosed proxy form to vote in favour of the resolution re-approving the Rights Plan.

Management of the Company recommends that shareholders vote in favour of the above ordinary resolution.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Company’s Audit Committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors consisting of James R. Bond, William Troy and Peter Hughes. As defined in NI 52-110, James R. Bond, the Company’s President and CEO, is not “independent” and William Troy and Peter Hughes are independent. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

James R. Bond

James R. Bond is President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, public company administration, financial networking, entrepreneurial management, and strategic business development. Over the past 35 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

William Troy

Mr. Troy became a Director of Kelso in 2005 and has been instrumental in helping to define the company’s direction as it rebuilds under new management. His 35 years of business experience included operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Peter Hughes

Peter Hughes has 25 years of business experience including senior-level executive and Director positions in both private and public companies specializing in several industries. He has built industrial and resource companies from the ground up and has obtained regulatory approval and exchange approval for numerous reporting issuers. He has gained valuable experience in corporate structuring, public financings, and public company management. Mr. Hughes has a Bachelor of Science degree from the University of British Columbia and has successfully completed the Canadian Securities Course as well as the Public Companies: Financing, Governance, and Compliance workshop at Simon Fraser University.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. A copy of the Company’s Audit Committee Charter is attached as Schedule A to this Information Circular.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor during the fiscal year ended December 31, 2013, the four months ended December 31, 2012 the fiscal year ended December 31, 2012 by category, are as follows:

Financial Period Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2013	$58,000	$12,320	Nil	Nil
December 31, 2012(1)	$38,000	Nil	Nil	Nil
August 31 2012(1)	$52,900	Nil	Nil	Nil

(1)	Effective December 31, 2012, the Company changed its financial year-end from August 31st, to December 31st.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose certain corporate governance information as set out in Form 58-101F1 Corporate Governance Disclosure (“Form 58-101F1”). A description of the Company’s approach to corporate governance, together with a completed Form 58-101F1, is set out in Schedule “C” to this Information Circular.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at 7773 - 118A Street, North Delta, BC V4C 6V1, to request copies of the Company’s financial statements and related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2013 which are available at www.sedar.com. The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. The plan was approved by the shareholders of the Company on March 4, 2011 and by the TSX Venture Exchange on April 6, 2011. A copy of the shareholder rights plan is available at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia, this 6th day of May, 2014.

By Order of the Board of

KELSO TECHNOLOGIES INC.

“James R. Bond”
James R. Bond
President, Chief Executive Officer and Director

SCHEDULE A

KELSO TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER

General

The Audit Committee is a committee of the Board of Directors (the “Board”) of Kelso Technologies Inc. (the “Corporation”) to which the Board delegates its responsibility for oversight of the financial reporting process.

Responsibilities of the Audit Committee include:

  Review the financial reporting process to ensure the accuracy of the financial statements of the Corporation;

  Assist the Board to properly and fully discharge its responsibilities;

  Strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  Evaluate the independent auditor’s qualifications, performance and independence;

  Facilitate the independence of the independent auditor;

  Assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  Review the processes to monitor compliance with laws and regulations.

The Audit Committee will provide communication among the independent auditor, senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Responsibilities of the Audit Committee

2.	Financial Reporting

2.1

Review, with management and the independent auditor, the Corporation’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public. Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

2.2

The Audit Committee Chair, as a representative of the Committee, shall consult directly with the independent auditor to obtain their comments with respect to interim reports including related “Management’s Discussion and Analysis” (as a result of their limited scope review of the interim reports).

2.3

Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a) above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

2.4

Review with senior management of the Corporation and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors, the presentation and impact of signification risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting.

2.5

Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Corporation’s accounting principles, and any audit problems or difficulties and management’s response.

2.6	Review and resolve any significant disagreement among the Corporation’s management and the independent auditors in the financial reporting process.

2.7	Review the integrity of the Corporation’s internal and external financial reporting process, in consultation with the independent auditors.

2.8	Review the evaluation of internal controls by the external auditor, together with management’s response.

2.9	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness.

2.10

Consider, evaluate and recommend to the Board such changes as are appropriate to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or the Corporation’s senior management.

2.11

Review with independent auditors and the Corporation senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

3.	Independent Auditor

3.1	Approve the independent auditors’ proposed audit scope, approach and fees.

3.2	At least annually, obtain and review a report by the independent auditor describing:

(a)	the firm’s internal quality-control procedures, and

(b)

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

3.3

Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Corporation and obtaining their assertion of independence in accordance with professional standards.

3.4	Review the performance of the independent auditor.

3.5	Engage the Corporation’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

3.6

Approve in advance of the Corporation’s final commitment all consulting arrangements and any other non- audit service with the Corporation’s independent auditors other than services related to reviews of interim reports and tax services.

3.7	Approve all audit fees and terms.

3.8	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

3.9	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

4.	Risk Assessment and Risk Management

4.1	Discuss with Corporation management guidelines and policies governing the risk assessment and risk management processes.

4.2	Review with Corporation management, the independent auditors, significant risks and exposures. Review management’s plans and processes to minimize such risks, including insurance coverage.

4.3	Evaluate whether Corporation management is adequately communicating the importance of internal control to all relevant personnel.

4.4	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Corporation’s financial statements.

4.5	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Corporation management and, if not, why not.

5.	Compliance With Relevant Laws and Regulations

Periodically obtain updates from the Corporation’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

6.	Other Responsibilities

6.1	Meet at least four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit) with senior management and the independent auditors in separate sessions.

6.2	Institute special investigations, if necessary, and hire special counsel or experts to assist, if appropriate.

6.3	Review and update this Charter at least annually or as otherwise determined by the Committee, and obtain approval of changes from the Board.

6.4	Set clear hiring policies for employees or former employees of the independent auditors.

6.5	Review the procedures established for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

6.6

Review the procedures established allowing the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters and resolution of such concerns, if any.

6.7

Review with the Board, any issues that arise with respect to the quality or accuracy of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements and the performance and independence of the Corporation’s independent auditors.

6.8	Perform other oversight functions as requested by the Board.

6.9	As considered necessary in the course of fulfilling Audit Committee duties, obtain advice and assistance from outside legal, accounting or other advisors.

6.10	Report after each meeting to the Board regarding actions taken and matters discussed by the Committee.

Organization of the Audit Committee

The Audit Committee shall be comprised of a minimum of three Directors of which the majority are not officers, employees or control persons of the Corporation or its affiliates. Each member of the Committee shall have a working knowledge of basic finance and accounting practices. The Chair of the Committee must have accounting or related financial management experience. The members of the Committee and its Chair shall be appointed by the Board.

The Corporation will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

The Committee shall meet four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

Procedure Governing Errors or Misstatements in Financial Statements

In the event a director or an officer of the Corporation has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Corporation, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

If the auditor or a former auditor of the Corporation is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly.

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the shareholders and file such revised financial statements as required.

Limitation on Audit Committee Members’ Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

SCHEDULE B

KELSO TECHNOLOGIES INC.
2014 STOCK OPTION PLAN

PART 1
INTERPRETATION

1.01	Definitions. In this Plan the following words and phrases shall have the following meanings, namely:

	(a)	“Associate” means, where used to indicate a relationship with any person:

		(i)	a partner, other than a limited partner, of that person;

		(ii)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity;

(iii)

a company in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the company; or

		(iv)	a relative, including the spouse or child, of that person or a relative of that person’s spouse, where the relative has the same home as that person;

and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship.

	(b)	“Board” means the Board of Directors of the Company or, if applicable, the Committee.

	(c)	“Committee” means a committee of the Board appointed in accordance with this Plan or, if no such committee is appointed, the Board itself.

	(d)	“Company” means Kelso Technologies Inc.

	(e)	“Consultant” means, in relation to the Company, an individual (or a company wholly- owned by an individual) who:

		(i)	provides ongoing consulting services to the Company or an affiliate of the Company under a written contract;

		(ii)	possesses technical, business or management expertise of value to the Company or an affiliate of the Company;

		(iii)	spends a significant amount of time and attention on the business and affairs of the Company or an affiliate of the Company; and

(iv)	has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f)	“Director” means any director of the Company or of any of its subsidiaries.

(g)	“Discounted Market Price” means the Market Price less the maximum discounts based on closing price, if any, that are permitted by the policies of the Exchange.

(h)

“Disinterested Shareholder Approval” means that the proposal must be approved by a majority of the votes cast at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders and their Associates to whom shares may be issued pursuant to this Plan and, for purposes of this Plan, holders of non-voting and subordinate voting securities (if any) will be given full voting rights on a resolution which requires disinterested shareholder approval.

(i)	“Employee” means:

(i) an individual who is considered an employee of the Company or any of its subsidiaries under the Income Tax Act (i.e. for whom deductions (income tax, EI and CPP) must be made at source);

(ii)

an individual who is a full-time (i.e. 35 - 40 hours per week) dependent contractor, that is one who works full-time for the Company or any of its subsidiaries providing services normally provided by an employee and is subject to the same control and direction by the Company or its subsidiary over the detail and methods of work as an employee of the Company or its subsidiary, but for whom income tax deductions are not made at source; or

(iii)

a part-time dependent contractor, that is an individual who works for the Company or any of its subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and is subject to the same control and direction by the Company or its subsidiary over the details and methods of work as an employee of the Company or its subsidiary, but for whom income tax deductions are not made at source;

and includes Management Company Employees and Consultants.

(j)	“Exchange” means the stock exchange on which the common shares of the Company are listed for trading at the relevant time.

(k)	“Insider” means:

	(i)	a director or senior officer of the Company;

	(ii)	a director or senior officer of a person that is itself an insider or subsidiary of the Company;

	(iii)	a person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company; or

	(iv)	the Company itself if it holds any of its own securities.

(l)

“Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

(m)	“Market Price” means, subject to the exceptions, if any, prescribed by the Exchange from time to time:

(i) the last closing price of the Company’s shares before the grant of options; and

(ii)

if the Company’s shares trade on the TSX Venture Exchange, the price calculated based on a reasonable pre-determined formula, which formula is accepted by the Exchange and is based on a weighted average trading price or average daily high and low board lot trading price for a short period of time prior to the grant of options.

(n)	“Officer” means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act (British Columbia).

(o)	“Plan” means this stock option plan as from time to time amended.

(p)	“Shares” means common shares without par value in the capital of the Company.

1.02	Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01

Purpose. The purpose of this Plan is to attract and retain Employees, Officers and Directors and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares. The Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in the value of the Shares to which they have contributed.

PART 3
GRANTING OR AMENDING OF OPTIONS

3.01

Administration. This Plan shall be administered by the Board or, if the Board so elects, by a committee (consisting of not less than two (2) of its members) appointed by the Board. Any Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and either appoint new members in their place or decrease the size of the Committee, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Part 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of options pursuant to the Plan, except that no such member shall act upon the granting of an option to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to granting options to him).

3.02

Committee’s Recommendations. The Board may accept all or any part of the recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation. Such recommendations may include, but not be limited to, the following:

	(a)	resolution of questions arising in respect of the administration, interpretation and application of the Plan;

	(b)	reconciliation of any inconsistency or defect in the Plan in such manner and to such extent as shall reasonably be deemed necessary or advisable to carry out the purpose of the Plan;

	(c)	determination of the Employees, Officers and Directors (or their wholly-owned corporations) to whom, and when, options should be granted, as well as the number of Shares subject to each option;

	(d)	determination of the terms and conditions of the option agreement to be entered into with any optionee, consistent with this Plan; and

	(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to optionees without constituting a termination of employment for purposes of the Plan.

3.03

Grant by Resolution. The Board, on its own initiative or, if a Committee of the Board shall have been appointed for the purpose of administering this Plan, upon the recommendation of such Committee, may by resolution designate those Employees, Officers and Directors to whom options should be granted (unless the Committee has been authorized by the Board to pass such resolution in which case they may do as so authorized).

3.04

Terms of Options. The resolution of the Board, or the Committee if applicable, shall specify the number of Shares that should be placed under option to each optionee, the price per Share to be paid upon exercise of the options, and the period during which such options may be exercised.

3.05

Written Agreements. Every option granted under this Plan shall be evidenced by a written agreement between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

3.06

Regulatory Approvals. The Board shall obtain all necessary regulatory approvals that may be required under applicable securities laws or the rules or policies of the Exchange. The Board shall also take reasonable steps to ensure that no options granted under the Plan, or the exercise thereof, shall violate the securities laws of the jurisdiction in which any optionee resides.

3.07	Amendment of Options. Options may also be amended under this Plan, whether granted under this Plan or otherwise, and the terms of this Plan shall apply mutatis mutandis.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price. The exercise price of an option granted under this Plan shall not be less than the Discounted Market Price if the Company’s shares are traded on the TSX Venture Exchange, and the Market Price, if the Company’s shares are traded on the TSX Exchange, provided that:

(a)

if options are granted within 90 days of a distribution by a prospectus, the minimum exercise price of those options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution;

	(b)	the 90 day period begins on the date a final receipt is issued for the prospectus;

	(c)	for unit offerings, the minimum option exercise price will be the ‘base’ (or imputed) price of the shares included in the unit; and

	(d)	for all other financings, the minimum exercise price will be the average price paid by the public investors.

4.02	Expiry Date. Subject to section 9.05, each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed 10 years from the day the option is granted.

4.03

Different Exercise Periods, Prices and Number. The Board may, in its absolute discretion, upon granting options under this Plan, specify different time periods following the dates of granting the options during which the optionees may exercise their options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each optionee may exercise his option during each respective time period.

4.04

Number of Shares. The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan or otherwise, shall not exceed the maximum percentage of the issued and outstanding Shares at the time of granting of the options, if any, as may be prescribed by the policies of the Exchange.

4.05

Insider Participation Limit. If the Company’s shares are listed for trading on the TSX Exchange, options shall not be granted under the 2014 Plan or securities be made issuable under any other share compensation arrangement which could result in:

(a)	the number of common shares issuable to Insiders exceeding 10% of the issued and outstanding shares at the time of such grant; and

(b)

the number of common shares issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to Insiders, exceeding 10% of the issued and outstanding shares.

4.06	Death of Optionee. If an optionee dies prior to the expiry of his option, his legal representatives may, by the earlier of:

	(a)	one year from the date of the optionee’s death (or such lesser period as may be specified by the Board at the time of granting the option); and

	(b)	the expiry date of the option;

exercise any portion of such option.

4.07

Expiry on Termination or Cessation. If an optionee ceases to be a Director, Officer or Employee for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option and all rights to purchase Shares under such option shall cease and expire and be of no further force or effect. All options must terminate within three months of the date of such cessation.

4.08

Leave of Absence. Employment shall be deemed to continue intact during any sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the optionee’s right to reemployment is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the optionee’s reemployment is not so guaranteed, then his employment shall be deemed to have terminated on the ninety-first day of such leave.

4.09

Assignment. No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.10

Notice. Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company at its principal place of business.

4.11

Payment. Subject to any vesting requirements described in each individual option agreement, options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase (i.e. concurrently with the giving of the requisite notice).

4.12

Share Certificate. As soon as practicable after due exercise of an option, the Company shall issue a share certificate evidencing the Shares with respect to which the option has been exercised. Until the issuance of such share certificate, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Part 6 hereof.

4.13

Vesting. Subject to the discretion of the Board, the options granted to an optionee under this Plan shall fully vest on the date of grant of such options. If required by the policies of the Exchange, and subject to their approval to the contrary, options issued to Consultants providing investor relations services must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with no more than ¼ of the options vesting in any 3 month period.

4.14

Hold Period. In addition to any resale restrictions under applicable legislation, all options granted hereunder and all Shares issued on the exercise of such options will, if applicable under the policies of the Exchange, be subject to a four month hold period from the date the options are granted, and the stock option agreements and the certificates representing such Shares will bear the legend, if any, required by the policies of the Exchange.

4.15

Individuals. Options may be granted only to an individual or to a company that is wholly-owned by an individual who is eligible for an option grant. Only individuals who are Directors, Officers, Consultants, Employees or Management Company Employees may be granted stock options. If the optionee is a Consultant, Employee or Management Company Employee, the Company must represent that the optionee is a bona fide Consultant, Employee or Management Company Employee, as the case may be. If the optionee is a company, it must agree not to effect or permit any transfer of ownership or option of shares of the company or to issue further shares of any class in the company to any other individual or entity as long as the incentive stock option remains outstanding, except with the written consent of the Board and, if required, the Exchange.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.01

Maximum Number of Shares Reserved Under Plan. The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan shall not exceed the equivalent of 10% of the issued and outstanding Shares of the Company from time to time. In addition, all options granted outside of this Plan, which are in existence on the effective date of this Plan, shall be counted as if granted under this Plan. The terms of this Plan shall not otherwise govern such pre-existing options.

5.02

Sufficient Authorized Shares to be Reserved. Whenever the Memorandum or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan or otherwise. Shares that were the subject of options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

5.03

Disinterested Shareholder Approval. Disinterested Shareholder Approval will be sought, as and when required by applicable securities laws and the policies of the Exchange, in connection with this Plan, the administration thereof, and the grant of options hereunder. No actions requiring Shareholder Approval shall be taken by the Company unless the requisite approval has been obtained.

PART 6
CHANGES IN SHARES

6.01

Share Consolidation or Subdivision. In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02

Stock Dividend. In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Reorganization. Subject to any required action by its shareholders, if the Company shall be a party to a reorganization, merger, dissolution or sale or lease of all or substantially all of its assets, whether or not the Company is the surviving entity, the option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital stock of the Company subject to the option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets, provided however that the Company may satisfy any obligations to an optionee hereunder by paying to the said optionee in cash the difference between the exercise price of all unexercised options granted hereunder and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied. Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee thereof shall be binding and conclusive.

6.04

Rights Offering. If at any time the Company grants to the holders of its capital stock rights to subscribe for and purchase pro rata additional securities of the Company or of any other corporation or entity, there shall be no adjustments made to the number of shares or other securities subject to the option in consequence thereof and the said stock option of the optionee shall remain unaffected.

PART 7
EXCHANGE'S RULES AND POLICIES APPLY

7.01

Exchange’s Rules and Policies Apply. This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having jurisdiction and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8
AMENDMENT OF PLAN

8.01	Board May Amend. The Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an Option or the Plan which include, but are not limited to:

	(a)	change the vesting provisions of an Option or the Plan,

	(b)	change the termination provisions of an Option or the Plan, provided there is no extension beyond the original expiry date,

	(c)	add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, or

	(d)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

Notwithstanding the foregoing, the approval of the shareholders of the Company shall be required for any of the following amendments to an Option or the Plan:

(a)	the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(b)	the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the Plan,

(c)	any amendment which would permit options granted under the Plan to be transferable, other than for estate settlement purposes, or

(d)	any amendment to the amendment provisions already voted upon by shareholders.

Subject to the above paragraph, with the consent of the affected Optionees, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

Any reductions in the exercise price or extension of the term of Options granted to Insiders will require approval of the shareholders of the Company excluding votes of securities held by the Insiders benefiting from such amendment.

8.02	Exchange Approval. Any amendment to this Plan or options granted pursuant to this Plan shall not become effective until accepted for filing by the Exchange.

PART 9
MISCELLANEOUS PROVISIONS

9.01	Other Plans Not Affected. This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers and Employees.

9.02

Effective Date of Plan. This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company (i.e. by the holders of a majority of the Company's securities present or represented, and entitled to vote at a meeting of shareholders duly held) including, if applicable, Disinterested Shareholder Approval. However, options may be granted under this Plan prior to the receipt of approval of the Exchange or the shareholders. Any option granted before Exchange or shareholder approval is obtained, may not be exercised until both are obtained.

9.03

Use of Proceeds. Proceeds from the sale of Shares pursuant to the options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

9.04

Withholding. The Company may withhold from any amount payable to an optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to options (“Withholding Obligations”). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by:

(a)

requiring an optionee, as a condition to the exercise of any options, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the optionee to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations; or

(b)

selling on the optionee’s behalf, or requiring the optionee to sell, any optioned shares acquired by the optionee under the Plan, or retaining any amount which would otherwise be payable to the optionee in connection with any such sale.

9.05

Automatic Extension of Term of Option. The expiry date of the options will be automatically extended if the expiry date falls within a blackout period during which the Company prohibits optionees from exercising their options, provided that:

(a)

the blackout period has been formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information (as defined in the policies of the Exchange). For greater certainty, in the absence of the Company formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances;

(b)

the blackout period expires upon the general disclosure of the undisclosed Material Information and the expiry date of the affected options is extended to no later than ten (10) business days after the expiry of the blackout period; and

(c)

the automatic extension will not be permitted where the optionee or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

9.06	Headings. The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

9.07	No Obligation to Exercise. Optionees shall be under no obligation to exercise options granted under this Plan.

9.08	Termination of Plan. This Plan shall only terminate pursuant to a resolution of the Board or the Company’s shareholders.

9.09

Governing Law. This Plan and the administration hereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein

SCHEDULE C

KELSO TECHNOLOGIES INC.

National Instrument 58-101
Disclosure of Corporate Governance Policy

The disclosure noted below is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). The section references are to Form 58-101F1 in accordance with National Instrument 58-101.

1.	Board of Directors

(a)

William Troy, Peter Hughes and Anthony Andrukaitis are considered to be “independent” as defined by NI 58-101. If elected at the Meeting, Messrs. Troy, Hughes and Andrukaitis will be considered independent.

(b)	James R. Bond and Neil Gambow are not considered to be “independent” as defined by NI 58-101 as Mr. Bond is an officer of the Company and Mr. Gambow is an officer of the Company’s US subsidiary.

(c)

Three of the five current directors are independent, therefore the Board currently has a majority of independent directors. The Board currently consists of William Troy, Peter Hughes, Anthony Andrukaitis, James R. Bond and Neil Gambow. Because a majority of the Company’s directors are currently independent, the Board facilitates its exercise of independent judgment in carrying out its responsibilities by causing the independent directors to take a lead role in ensuring that the Company is acting in its best interests. Further, the non-independent directors defer to the judgment of the independent directors with respect to matters pertaining to corporate governance.

(d)	The following table sets out the directors and nominees that are currently the directors of other reporting issuers in all Canadian and foreign jurisdictions:

Name of Director	Names of Other Reporting Issuers(1)
William Troy	None
Neil Gambow	None
James R. Bond	None
Peter Hughes	Broome Capital Inc. [BCP.P – V] Naturally Splendid Enterprises Ltd. [NSP – V]
Anthony Andrukaitis	None

(e)

The Company does not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the Company’s independent directors do communicate outside of formal meetings of the Board.

(f)

The Board does not currently have a designated Chair. The Board provides leadership for its independent directors by giving the independent directors unrestricted access to the Company’s auditors and external legal counsel a.

(g)	All following table summarizes the attendance of each director for all Board meetings held since beginning of the fiscal year ended December 31, 2013:

Name of Director	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Not Attended
William Troy	6	6	0
Neil Gambow	6	6	0
James R. Bond	6	6	0
Peter Hughes	6	6	0
Anthony Andrukaitis	6	6	0

2.	Board Mandate

The Board does not have a written mandate. The Board delineates its role and responsibilities through discussions among the members of the Board. In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada.

3.	Position Descriptions

(a)

The Board has not developed written position descriptions for the chair of each committee of the Board, or for any chair of the Board who may be appointed in the future. The Board delineates the role and responsibilities of each such position by discussing the role of the chair and by adopting written charters for each committee which delineate the role and responsibilities for the chair of each such committee.

(b)

The Board and CEO have not developed a written position description for the CEO. The Board delineates the role and responsibilities of the CEO by discussing the role of the CEO at meetings of the Board.

4.	Orientation and Continuing Education

(a)	The Board briefs all new directors with respect to the policies of the Board and its committee and other relevant corporate and business information.

(b)

The Board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as a director of the Company.

5.	Ethical Business Conduct

(a)

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. The Board has not adopted a written code of conduct.

(b)

The directors are instructed to declare any conflicts of interest in matters to be acted on by the Board, to ensure that such conflicts are handled in an appropriate manner, and to disclose any contracts or arrangements with the Company in which the director has an interest. Any director expressing a conflict or interest in a matter to be considered by the Board is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

(c)	The Board regularly consults with its lawyers regarding matters that may have an ethical conduct aspect.

6.	Nomination of Directors

(a)

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve. The Company considers persons who have relevant industry experience for board membership.

(b)

The Board does not have a nominating committee and nominating functions are currently performed by the Board as a whole. The Board believes that it is able to encourage an objective nominating process as any individual director is able to bring to the attention of the Board potential new directors.

(c)	Not applicable.

7.	Compensation

(a)          The whole Board determines executive compensation. To determine compensation payable, the directors review compensation paid for directors and Chief Executive and Financial Officers of corporations of similar size and stage of development in its industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the directors annually review the performance of the Chief Executive Officer and Chief Financial Officer in light of the Company’s objectives.

(b)          The Board does not have a compensation committee.

(c)          Not applicable.

8.           Other Board Committees

The Board has no other committees other than the Audit Committee.

9.           Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.